News Release
TSX:RMX | NYSE-AMEX:RBY March 5, 2009

Rubicon Minerals closes C$40 million financing

Rubicon Minerals Corporation (TSX.RMX: NYSE-AMEX.RBY) (the "Company") is pleased to announce that it has closed its previously announced “bought deal” private placement (the “Offering”), raising gross proceeds of C$40,000,000.  Pursuant to the Offering, the Company issued 25,000,000 common shares (the “Common Shares”) at a price of C$1.60 per Common Share.

Proceeds from the issue and sale of the Common Shares shall be used for exploration and development of its Phoenix property, plus general and administrative and working capital purposes.

All securities issued under the Offering are subject to a four-month hold period, expiring July 6, 2009.

The private placement is subject to final acceptance by the Toronto Stock Exchange.

RUBICON MINERALS CORPORATION
“David W. Adamson”
President & CEO

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "USSecurities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unlessregistered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

This news release contains certain statements that may be considered "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonableassumptions, such statements are not guarantees of future performance and actual results may differ materially from those in theforward-looking statements. Factors that could cause the actual results to differ materially from those in forward-lookingstatements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differmaterially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements , except as required by law, in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business andeconomic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for the Company’s proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.